Exhibit 99.1

Camtek Ltd. and its Subsidiaries Interim Condensed Consolidated Financial Statements As of June 30, 2022 (Unaudited)

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Financial Statements as at June 30, 2022

Contents

Page

Interim Unaudited Condensed Consolidated Balance Sheets	F-3

Interim Unaudited Condensed Consolidated Statements of Operations	F-4 to F-5

Interim Unaudited Condensed Consolidated Statements of Shareholders’ Equity	F-6

Interim Unaudited Condensed Consolidated Statements of Cash Flows	F-7 to F-8

Notes to the Interim Unaudited Condensed Consolidated Financial Statements	F-9 to F-15

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Balance Sheets

		June 30,	December 31,
		2022	2021
	Note	U.S. Dollars (in thousands)
Assets

Current assets
Cash and cash equivalents	4A	56,041	241,943
Short-term deposits		335,000	156,000
Trade accounts receivable, net		73,114	57,825
Inventories	4B	70,075	58,759
Other current assets	4C	7,497	5,653

Total current assets		541,727	520,180

Long term deposits		47,000	32,000
Long term inventory	4B	4,878	5,150
Deferred tax assets		117	227
Other assets		427	190
Property, plant and equipment, net	4D	30,419	25,400
Intangible assets, net	4E	584	610

Total non-current assets		83,425	63,577

Total assets		625,152	583,757

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable		35,135	33,550
Other current liabilities	4F	51,130	56,137

Total current liabilities		86,265	89,687

Long term liabilities
Other long-term liabilities		6,915	5,800
Convertible notes		195,190	194,643
		202,105	200,443

Total liabilities		288,370	290,130

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at June 30, 2022 and at December 31, 2021;
46,355,859 issued shares at June 30, 2022 and 45,939,019 at December 31, 2021;
44,263,483 shares outstanding at June 30, 2022 and 43,846,643 at December 31, 2021;	3	172	172
Additional paid-in capital		182,176	176,582
Retained earnings		156,332	118,771
		338,680	295,525
Treasury stock, at cost (2,092,376 shares as of June 30, 2022 and December 31, 2021)		(1,898)	(1,898)

Total shareholders' equity		336,782	293,627

Total liabilities and shareholders' equity		625,152	583,757

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Operations

(In thousands, except per share data)

		Six months ended June 30,		Year ended December 31,
		2022	2021	2021
	Note	U.S. dollars		U.S. dollars
Revenues		156,744	124,802	269,659
Cost of revenues		76,693	60,831	132,315

Gross profit		80,051	63,971	137,344

Research and development costs		15,199	11,244	23,473
Selling, general and
administrative expenses	5A	24,451	21,288	42,973
		39,650	32,532	66,446

Operating income		40,401	31,439	70,898

Financial income, net	5B	860	562	1,030

Income before income taxes		41,261	32,001	71,928

Income tax expense		(3,700)	(2,989)	(11,651)

Net income		37,561	29,012	60,277

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Operations (contd.)

Net income per ordinary share:

		Six months ended June 30,		Year ended December 31,
		2022	2021	2021
	Note	U.S. dollars		U.S. dollars

Basic net earnings per share		0.86	0.67	1.38

Diluted net earnings per share		0.78	0.60	1.34

Weighted average number of
ordinary shares outstanding
(in thousands):

Basic		43,929	43,450	43,644

Diluted		48,150	44,612	45,035

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Shareholders’ Equity

	Ordinary Shares		Number of		Additional		Total
	NIS 0.01 par value		Treasury	Treasury	paid-in	Retained	shareholders'
	Number of	U.S. Dollars	Shares	Shares	earnings	earnings	equity
	Shares Issued	(in thousands)		U.S. Dollars (in thousands)
Balances at
December 31, 2020	45,365,354	171	(2,092,376)	(1,898)	170,497	58,494	227,264

Share-based
compensation
expense	-	-	-	-	2,681	-	2,681
Exercise of share
options and RSUs	439,508	1	-	-	205	-	206
Net income	-	-	-	-	-	29,012	29,012

Balances at
June 30, 2021	45,804,862	172	(2,092,376)	(1,898)	173,383	87,506	259,163

Share-based
compensation
expense	-	-	-	-	3,134	-	3,134
Exercise of share
options and RSUs	134,157	*	-	-	65	-	65
Net income	-	-	-	-	-	31,265	31,265
Balances at
December 31, 2021	45,939,019	172	(2,092,376)	(1,898)	176,582	118,771	293,627

Share-based
compensation
expense	-	-	-	-	5,592	-	5,592
Exercise of share
options and RSUs	416,840	*	-	-	2	-	2
Net income	-	-	-	-	-	37,561	37,561

Balances at
June 30, 2021	46,355,859	172	(2,092,376)	(1,898)	182,176	156,332	336,782

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands)

	Six months ended June 30,		Year ended December 31,
	2022	2021	2021
	U.S. dollars		U.S. dollars
Cash flows from operating activities:
Net income	37,561	29,012	60,277
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization	1,849	1,278	2,811
Deferred tax expense	110	668	255
Amortization of debt issuance costs	547	-	113
Loss on disposal of fixed assets	-	31	4
Share based compensation expense	5,592	2,681	5,815
Change in provision for doubtful debts	-	(33)	(32)

Changes in operating assets and liabilities:
Trade accounts receivable, gross	(14,252)	(19,234)	(17,338)
Inventories	(13,512)	(15,182)	(21,702)
Due from related parties, net	(2)	(12)	(12)
Other assets	(2,079)	(1,067)	(2,380)
Trade accounts payable	1,244	6,040	6,190
Other current liabilities	(4,111)	18,440	26,956

Net cash provided by operating activities	12,947	22,622	60,957

Cash flows from investing activities:
Investment in short-term deposits	(179,000)	(37,000)	(84,000)
Investment in long-term deposits	(15,000)	(10,000)	(32,000)
Purchase of fixed assets	(3,786)	(1,268)	(4,065)
Purchase of intangible assets	(28)	(45)	(111)

Net cash used in investing activities	(197,814)	(48,313)	(120,176)

Cash flows from financing activities:
Proceeds from exercise of share options	2	206	271
Issuance of convertible notes, net	-	-	194,530

Net cash provided by financing activities	2	206	194,801
Effect of change in exchange rate on cash and cash equivalents	(1,037)	9	546

Net increase (decrease) in cash and cash
equivalents	(185,902)	(25,476)	136,128
Cash and cash equivalents at beginning of
the period	241,943	105,815	105,815

Cash and cash equivalents at end of the
period	56,041	80,339	241,943

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands)

	Six months ended June 30,		Year ended December 31,
	2022	2021	2021
	U.S. dollars		U.S. dollars
Supplementary cash flows information:
Income taxes paid	454	153	558
Interest received	1,030	-	1,057
Lease payments	689	481	1,060
Non-cash transactions:
Fixed assets purchased with supplier credit	680	321	339

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 1 - Nature of Operations

A.
Camtek Ltd. (“Camtek” or the “Company”), an Israeli corporation, is jointly controlled 21.0% by Priortech Ltd., an Israeli corporation listed on the Tel-Aviv Stock Exchange and 17.7% by Chroma Ate Inc., a Taiwanese company (“Chroma”). Camtek provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing product yield and reliability, and enabling and supporting customers’ latest technologies in the semiconductor fabrication industry.

B.
As detailed in the annual financial statements as of December 31, 2021, since January 2020, the Covid-19 outbreak has dramatically expanded into a worldwide pandemic creating macro-economic uncertainty and disruption in the business and financial markets. At present, business activity is continuing at all of the Company’s locations, with new routines implemented as required by local Covid-19 regulations.

From the beginning of the outbreak, the Company has been carefully managing the risks and its global operations. The Israeli facility has been able to maintain its required production levels. Worldwide, the Company has benefitted from its strategy of having in place local professional teams in each of its territories that can independently install and support systems. As such, the Company has been able to deliver most of its orders on time and the impact of the Covid-19 pandemic on the its business activity has not been significant.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 2 - Basis of Preparation

A.          Statement of compliance

Except as described below, the accounting policies applied in these interim financial statements are the same as those applied in the Company’s 2021 annual audited consolidated financial statement for the year ended December 31, 2021.

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and do not include all of the information required for full annual financial statements. The unaudited condensed consolidated interim statements should be read in conjunction with the Company’s 2021 annual audited consolidated financial statements and footnotes, which were filed with the U.S. Securities and Exchange Commission as part of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021.

In the opinion of management of the Company, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2022 are not necessarily indicative of the results that may be expected for the year ended December 31, 2022 or for any other future period.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 3 - Shareholders’ Equity

A.          General

The Company’s shares are traded on the NASDAQ Global Market under the symbol “CAMT”, and also listed and traded on the Tel-Aviv stock exchange

B.          Changes in Stock Options and RSUs

The number of stock options exercised in the six-month period ended June 30, 2022, was 416,840.

In the first six months of 2022, 602,540 restricted share units (RSUs) were granted by the Company. The RSUs vest over a four-year period.

C.          Share-based Compensation Expense

The total share-based compensation expense amounted to $5,592, $2,681, and $5,815 for the six-month periods ended June 30, 2022 and 2021 and the year ended December 31, 2021, respectively.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 4 - Supplementary Financial Statements Information

A.          Cash and cash equivalents

The Company’s cash and cash equivalent balance at June 30, 2022 and December 31, 2021 is denominated in the following currencies:

	June 30,	December 31,
	2022	2021
	U.S. Dollars (in thousands)
US Dollars	32,542	225,283
New Israeli Shekels	21,563	13,566
Other currencies	1,936	3,094

	56,041	241,943

Short-term deposits are bank deposits in US Dollars with terms at the investment date of 3-12 months with average annual interest rates of 1.11%.

B.         Inventories

	June 30,	December 31,
	2022	2021
	U.S. Dollars (in thousands)
Components	41,852	33,212
Work in process	15,457	12,688
Finished products (including systems at customer locations not yet sold)	17,644	18,009

	74,953	63,909

Inventories are presented in:

	June 30,	December 31,
	2022	2021
	U.S. Dollars (in thousands)
Current assets	70,075	58,759
Long-term assets	4,878	5,150

	74,953	63,909

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 4 - Supplementary Financial Statements Information (cont’d)

C.          Other Current Assets

	June 30,	December 31,
	2022	2021
	U.S. Dollars (in thousands)
Due from Government institutions	2,639	2,623
Interest receivable	1,638	463
Prepaid expenses	2,380	2,025
Other	840	542

	7,497	5,653

D.         Property, Plant and Equipment, Net

	June 30,	December 31,
	2022	2021
	U.S. Dollars (in thousands)
Land	863	863
Building	16,444	15,208
Machinery and equipment	17,855	13,911
Office furniture and equipment	943	881
Computer equipment and software	6,377	5,383
Automobiles	396	479
Leasehold improvements	1,718	1,642
Right of use assets	5,626	4,969
	50,222	43,336

Less accumulated depreciation	19,803	17,936

	30,419	25,400

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 4 - Supplementary Financial Statements Information (cont’d)

E.          Intangible Assets, Net

	June 30,	December 31,
	2022	2021
	U.S. Dollars (in thousands)
Patent registration costs	2,067	2,038

Accumulated amortization and impairment	1,483	1,428

Total intangible assets, net	584	610

F.          Other Current Liabilities

	June 30,	December 31,
	2022	2021
	U.S. Dollars (in thousands)
Commissions	19,256	15,967
Advances from customers and deferred revenues	11,757	10,837
Accrued employee compensation and related benefits	9,682	10,923
Accrued warranty costs	3,095	3,265
Government institutions and income tax payable	4,017	11,566
Accrued expenses	2,283	2,561
Operating lease obligations	1,040	1,018

	51,130	56,137

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 5 - Statements of Operations

A.	Selling, general and administrative expenses

	Six months ended June 30,		Year ended December 31,
	2022	2021	2021
	U.S. Dollars (in thousands)
Selling (1)	18,840	16,635	33,614
General and administrative	5,611	4,653	9,359

	24,451	21,288	42,973
(1) Including shipping and handling costs	980	840	1,867

B.          Financial income (expenses), net

	Six months ended June 30,		Year ended December 31,
	2022	2021	2021
	U.S. Dollars (in thousands)
Interest income	2,488	561	1,408
Amortization of issuance costs of convertible notes	(547)	-	(113)
Other, net (1)	(1,081)	1	(265)

	860	562	1,030
(1) Including foreign currency expense resulting from transactions not denominated in U.S. Dollars	(871)	151	(351)